UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-41856
Carbon Revolution Public Limited Company
(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Background

As previously disclosed, Carbon Revolution Public Limited Company (the “Company”) entered into agreements for a Structured Equity Facility (“OIC Financing”) for up to US$110 million in funding, subject to satisfying various conditions precedent to each tranche of funding. The initial gross proceeds of US$35 million were received by the Company on November 3, 2023 pursuant to a Securities Purchase Agreement by and among the Company and the fund vehicles affiliated with Orion Infrastructure Capital (“OIC” and, collectively, the “OIC Investors”) party thereto, while an additional US$35 million was funded into an escrow account on such date and has been held in escrow, with the release of such funds subject to the satisfaction of certain conditions. On April 10, 2024, the Company and the OIC Investors entered into Amendment No. 1 to the aforementioned Securities Purchase Agreement, providing for an early release of US$5 million from escrow in exchange for shares of a newly created class of Class B Preferred Shares.

On May 23, 2023, Carbon Revolution Operations PTY LTD., an Australian private limited company and indirect wholly-owned subsidiary of the Company (“Carbon Revolution Operations”), entered into a Trust Indenture by and between Carbon Revolution Operations and UMB Bank, National Association, as trustee (the “Trustee”, and such Trust Indenture, as amended by the First Supplemental Indenture thereto, dated September 11, 2023, the “Indenture”). The Indenture and the Series 2023-A Notes issued thereunder were executed and issued pursuant to the New Debt Program arranged by PIUS Limited LLC and its affiliates. Carbon Revolution Operations, the Trustee, as Disbursing Agent, Gallagher IP Solutions LLC, as successor to Newlight Capital LLC, as Servicer, and the Company and certain other subsidiaries of the Company, as co-obligors (the “Co-Obligors”), are parties to a Proceeds Disbursing and Security Agreement, dated May 23, 2023 (as amended from time to time, the “PDSA”), providing the terms upon which the proceeds of the Series 2023-A Notes may be disbursed to Carbon Revolution Operations, a security interest for the benefit of the holders of the Series 2023-A Notes in the present and after-acquired property of Carbon Revolution Operations and the Co-Obligors, including its intellectual property but excluding certain excluded property and certain excluded intellectual property, and various financial and other covenants.

Amendments to Securities Purchase Agreement to Expand Scope to Include Issuing Debt

On May 24, 2024, the Company and the OIC Investors entered into Amendment No. 2 to the Securities Purchase Agreement (the “Second SPA Amendment”), providing that all or a portion of the remaining US$30 million held in the escrow account may be released in exchange for preferred shares issued by the Company or debt instruments issued by the Company or its subsidiaries, including Carbon Revolution Operations, as well as an associated warrants.

Amendments to IP-Backed Finance Facility and Issuance of US$5 Million of Senior Notes Thereunder

Concurrently therewith, as contemplated by the abovementioned Second SPA Amendment, Carbon Revolution Operations issued US$5 million aggregate principal amount of a newly created series of Fixed Rate Senior Notes, Series 2024-A (the “Series 2024-A Notes”). The Series 2024-A Notes were created pursuant to a Second Supplemental Indenture, dated May 24, 2024 (the “Second Supplemental Indenture”) by and between Carbon Revolution Operations and the Trustee to the Indenture. The Second Supplemental Indenture provides for the issuance of up to $30 million aggregate principal amount of Series 2024-A Notes to the OIC Investors. The Series 2024-A Notes mature on May 15, 2027, with interest payable at a rate of 12% per annum, of which 8.5% is payable in cash and 3.5% is payable in-kind or in cash, at the option of Carbon Revolution Operations. Interest is payable monthly, beginning on June 15, 2024, with amortization of principal payable in equal monthly installments of 3.33% of the aggregate principal amount thereof from June 15, 2026 through maturity and a balloon payment of the remaining principal amount at maturity. Pursuant to the Second Supplemental Indenture, such maturity date and amortization schedule (except that the monthly amortization of the Series 2023-A Notes is $2 million during the same period) is the same as applicable to the US$60 million aggregate principal amount of Series 2023-A Notes issued by Carbon Revolution Operations in May 2023 pursuant to the Indenture. Upon redemption or maturity of the Series 2024-A Notes, Carbon Revolution Operations is required to pay the holders thereof an exit premium equal to 2.0 times the amount paid by the OIC Investors to purchase such notes minus any cash interest or principal payments thereon (the “Exit Premium”). The Exit Premium is not payable if the Series 2024-A Notes are extinguished through a bankruptcy or liquidation and such fee would become a subordinated obligation if the Series 2024-A Notes are refinanced for an amount insufficient to pay such fee or, at maturity, the Series 2023-A Notes have not been repaid in full.

Pursuant to the Second Supplemental Indenture, the terms of the Series 2023-A were amended to increase the interest rate payable on the US$60 million funded thereunder to add 3.5% per annum of interest payable-in-kind (or in cash, at the option of Carbon Revolution Operations), in addition to the 8.5% per annum cash interest payable under the terms of such notes previously, and to provide for a 3% amendment fee thereon, payable upon maturity thereof.

In connection with the transactions described above, the parties to the PDSA entered into the Fifth Amendment to the PDSA (the “Fifth Amendment”), pursuant to which (i) the Series 2024-A Notes were added to certain provisions thereof, including with respect to the security interest in the collateral, but excluding any interest in the insurance policy that is for the benefit of the 2023-A Notes only, (ii) the Minimum Available Cash Requirement was amended as set forth in the Fifth Amendment, (iii) the financial covenants set forth in the PDSA were amended and (iv) other technical changes were made to permit and facilitate the issuance of the Series 2024-A Notes and the transactions contemplated by the foregoing agreements.

Issuance of Warrants in Connection with the Issuance of US$5 Million of Senior Notes

The Company also issued an additional warrant (the “Second New Warrant”) to purchase a number of shares equal to 2.5% of the Company’s shares outstanding, determined on a “Fully-Diluted Basis” in the same manner as applicable to the existing warrants previously issued to the OIC Investors, and otherwise containing the same terms as the warrants issued to the OIC Investors in April 2024.

The Company paid the OIC Investors a $150,000 fee in connection with the foregoing amendments and reimbursed the OIC Investor’s legal expenses in connection therewith, which amounts were deducted from the proceeds of the issuance of the Series 2024-A Notes paid to the Company. Giving effect to the receipt of the net proceeds of the issuance of the US$5 million of Series 2024-A Notes, the Company has approximately US$6.1 million of unrestricted cash and approximately US$4.9 million of restricted cash as of May 24, 2024.

The Company and OIC are engaging in ongoing negotiations with respect to the terms for the early release of all or a portion of the remaining US$25 million from escrow in exchange for additional Series 2024-A Notes, with there being no assurance that such negotiations will result in the release of any or all of those remaining funds on acceptable terms, if at all.

The Second SPA Amendment, the Indenture, the Second Supplemental Indenture, the Series 2024-A Notes, the Fifth Amendment and the Second New Warrant are furnished as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6. The foregoing descriptions are qualified in their entirety by the text of such exhibits.

EXHIBIT INDEX

Exhibit No.	Description
99.1#	Amendment No. 2, dated May 24, 2024, to the Securities Purchase Agreement, dated as of September 21, 2023, by and among the Company and the OIC Investors
99.2	Indenture, dated May 23, 2023, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee
99.3	Second Supplemental Indenture, dated May 24, 2024, by and between Carbon Revolution Operations and UMB Bank, National Association, as Trustee
99.4	Form of Series 2024-A Note (included as Exhibit A to the Second Supplemental Indenture)
99.5*
Fifth Amendment, dated May 24, 2024, to the Proceeds Disbursing and Security Agreement, dated May 23, 2023, by and among Carbon Revolution Operations, UMB Bank, National Association and the other parties thereto

99.6	Warrant dated May 24, 2024

# Schedules to this exhibit have been omitted in accordance with the rules of the SEC. The registrant agrees to furnish supplementally a copy of all omitted schedules to the SEC upon its request.
* Portions of this exhibit (indicated by asterisks) have been omitted in accordance with the rules of the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: May 24, 2024

	By:	/s/ Jacob Dingle
	Name:	Jacob Dingle
	Title:	Chief Executive Officer